The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-162991
Preliminary Prospectus Supplement
(To Prospectus dated November 9, 2009)

Subject to Completion. Dated November 9, 2009.

1,800,000 Shares

Schweitzer-Mauduit International, Inc.

Common Stock

Schweitzer-Mauduit International, Inc. is offering 1,800,000 shares of its common stock to be sold in the offering.

Our common stock is listed on the New York Stock Exchange under the symbol “SWM.” The last reported sale price of our common stock on the NYSE on November 6, 2009 was $59.91 per share.

Investing in our common stock involves certain risks. Please refer to the “Risk Factors” section beginning on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Schweitzer-Mauduit International, Inc.	$	$

To the extent that the underwriters sell more than 1,800,000 shares of common stock, the underwriters have the option to purchase up to an additional 270,000 shares from Schweitzer-Mauduit International, Inc. at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on        , 2009.

Sole Book-Running Manager

Goldman, Sachs & Co.

Co-Managers

SunTrust Robinson Humphrey
Davenport & Company LLC
Oppenheimer & Co.

Prospectus Supplement dated               , 2009.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the accompanying prospectus, as well as the information incorporated by reference herein and therein, carefully before you invest in our common stock. These documents contain important information that you should consider before making your investment decision. This prospectus supplement and the accompanying prospectus contain the terms of this offering of common stock. This prospectus supplement may add, update or change information contained in or incorporated by reference in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information contained in or incorporated by reference in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information contained in or incorporated by reference in the accompanying prospectus.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus before making your investment decision. You should also read and consider the additional information incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision. See “Where You Can Find More Information” in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we provide to you that is required to be filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized any other person to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus supplement to the “Company,” “we,” “us” and “our” refer to Schweitzer-Mauduit International, Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference herein and therein contain forward-looking statements. These forward-looking statements include those in the “Outlook” and “Critical Accounting Policies and Estimates” sections included in Exhibit 99.1 to our Current Report on Form 8-K filed on September 17, 2009, and our other statements regarding our expectations elsewhere in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in such Exhibit 99.1 and elsewhere. They also include statements containing “expect,” “anticipate,” “project,” “appears,” “should,” “could,” “may,” “typically” and similar words. Actual results may differ materially from the results suggested by these statements for a number of reasons, including those set forth in the section entitled “Risk Factors” in the accompanying prospectus.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This is only a summary and does not contain all of the information you should consider before investing in our common stock. You should read this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein, especially the risks of investing in our common stock discussed under “Risk Factors” in the accompanying prospectus, our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our consolidated financial statements and notes to those consolidated financial statements incorporated by reference herein, before making an investment decision.

Our Business

We are a multinational producer of premium specialty papers headquartered in the United States of America and are the world’s largest supplier of fine papers to the tobacco industry with an estimated market share of 25% globally, or 36% of the world market excluding largely self-sufficient China. We are also the sole independent global supplier of reconstituted tobacco leaf, or “RTL,” used in producing tobacco products. Our primary products include cigarette paper, plug wrap paper and base tipping paper, or “Cigarette Papers,” used to wrap various parts of a cigarette, RTL, which is used as a blend with virgin tobacco in cigarettes, and reconstituted tobacco wrappers and binders for use in machine-made cigars. Among our Cigarette Papers, we offer lower ignition propensity, or “LIP,” cigarette papers that enable the design of cigarettes that self-extinguish when not actively being smoked.

We conduct our business in over 90 countries and sell our products directly to the major global tobacco companies or to their designated converters in the Americas, Europe, Asia and elsewhere. Our customer base includes the world’s major tobacco companies including Phillip Morris International, Phillip Morris USA, British American Tobacco, Japan Tobacco and Imperial Tobacco Group PLC. We have long-standing relationships with the majority of our top customers, many of which have been customers for multiple decades. We currently operate 10 production facilities worldwide including mills in the United States, Canada, France, Brazil, the Philippines, Indonesia and China. In addition, we recently announced our intention to construct a new, wholly owned RTL production facility in the Philippines as well as a new RTL production facility in China through a joint venture.

Products

We manufacture and sell paper and reconstituted tobacco products to the tobacco industry as well as specialized paper products for use in other commercial and industrial applications. Tobacco industry products comprised more than 90% of our consolidated net sales in each of the years 2006 through 2008.

Each of the three principal types of Cigarette Papers — cigarette paper, plug wrap paper and base tipping paper — serves a distinct purpose in the function of a cigarette.

Cigarette paper wraps the column of tobacco in a cigarette. Certain properties of cigarette paper, such as control of ignition propensity, basis weight, porosity, opacity, tensile strength, texture and burn rate must be controlled to tight manufacturing tolerances. Many of the characteristics of our Cigarette Papers are critical to meeting the requirements of high-speed production processes utilized by cigarette manufacturers as well as providing the desired attributes of finished cigarettes such as reduced tobacco-related smoke constituents like tar. In addition to the attributes and functional requirements of conventional cigarette papers, certain of our products facilitate our customers’ design of LIP cigarettes to enhance cigarette safety when they are not actively being smoked. The use of LIP paper in producing cigarettes will be required by legislation in the majority of the United States as well as Australia and Finland by the first half of

2010, and we expect additional nations worldwide, including all of the European Union, will impose similar regulations over the next several years. We believe we produce the leading commercially viable LIP products available globally through our patented technologies and unique production capabilities and as such have experienced significant demand for our Alginex® LIP cigarette paper as individual states and countries mandate LIP standards.

Plug wrap paper forms the outer layer of a cigarette filter and is used to hold the filter materials in a cylindrical form. Conventional plug wrap is manufactured on flat wire paper machines using wood pulp. Porous plug wrap, a highly air permeable paper, is manufactured on inclined wire paper machines using a furnish consisting of “long-fibers,” such as abaca, and wood pulp. Porosity, a measure of air flow permeability, ranges from a typical level of less than 100 Coresta on conventional plug wrap to 35,000 Coresta on high porosity papers. High porosity plug wrap is sold under the registered trademark POROWRAP® and is used on filter-ventilated cigarettes.

Tipping paper, produced in white or tan/cork color, joins the filter element to the tobacco-filled column of the cigarette. The ability to produce tipping paper, which is both printable and glueable at high speeds, is critical to producing a cigarette with a distinctive finished appearance. Base tipping paper is the semi-finished paper product typically produced in roll size that is used by converters to produce rolls of finished tipping paper.

Reconstituted tobacco is used by manufacturers of cigarettes and other tobacco products as a means of recycling their tobacco by-products and to achieve desirable product performance attributes in the production of cigarettes and cigars. We currently produce reconstituted tobacco in two forms, leaf, or RTL, in France, and wrapper and binder in the United States. RTL is used by cigarette manufacturers primarily to blend with virgin tobacco as a design aid to achieve certain attributes of finished cigarettes, such as taste characteristics and reduced deliveries of tobacco-related smoke constituents, and to cost-effectively utilize tobacco leaf waste by-products. Wrapper and binder are reconstituted tobacco products used by manufacturers of machine-made cigars. Binder is used to hold the tobacco leaves in a cylindrical shape during the production process. Wrapper is used to cover the outside of the cigar, providing a uniform, finished appearance. We have been producing RTL since the 1950’s and are the world’s largest and sole independent producer of RTL products.

Our commercial and industrial products, which on average have comprised less than 10% of our sales over the last three years, include lightweight printing and writing papers, battery separator paper, drinking straw wrap, filter papers and other specialized papers primarily for the western European and Brazilian markets. Like porous plug wrap, certain of these non-tobacco industry products use a fiber blend consisting of long-fibers. These products are generally sold directly to converters and other end-users in North America and western Europe and through brokers in Brazil. Our non-tobacco industry papers comprise a diverse product mix that includes low volume, high-value engineered papers as well as commodity paper grades produced to maximize utilization of our paper machines.

Restructuring Activities

We initiated a series of restructuring activities beginning in 2006 in France, the United States and Brazil following an in-depth review by management of our global manufacturing operations. These initiatives have driven a broader effort to efficiently meet global demand for our products while optimizing our paper production capacity utilization. These initiatives also have served to improve our profitability in the near term, and we expect that they will continue to enhance our financial performance in the long term. Our restructuring activities have resulted in substantial reduction in capacity of traditional tobacco papers through the closure or substantial restructuring of five of our underutilized higher cost mills. As a result of our restructuring efforts and selling price increases, we achieved profitability in our traditional tobacco paper businesses in 2009, while realigning our manufacturing capacity with customer demands.

Our Industry

Worldwide cigarette consumption is estimated at 6.1 trillion units, and we estimate it is growing at a rate of approximately 0.5% to 1.0% annually. Over the past decade, demand has shifted from western nations to the east (predominantly Asia). As a result, producers of tobacco products have been reducing capacity in developed countries and shifting manufacturing efforts toward higher growth regions in Asia. As the world’s largest manufacturer and supplier of paper products to the tobacco industry, we estimate that we maintain an approximate 36% market share globally (excluding China) and among our major competitors we have the largest installed production capacity in Asia, which will increase as a result of our planned RTL expansion projects.

Proposed RTL Production Expansion

In order to meet a growing global demand for RTL and to diversify our existing production base in France to meet customer security of supply needs, we recently announced that we intend to expand our RTL production capacity into Asia through the construction of both a wholly owned facility in the Philippines and a joint venture facility in China, each focused on RTL production. In the Philippines, this stand alone, single-machine facility, separate from our current cigarette paper mill, will be located near Manila and is expected to have approximately 30,000 metric tons of capacity when completed. We expect operations to commence in late 2011. We already have entered into a seven-year supply agreement with one of our current customers and are in advanced supply discussions with another multinational cigarette manufacturer that, if an agreement is reached, would use approximately 50% of the new facility’s total capacity. In addition to building this facility in the Philippines, we intend to enter into a joint venture to build a similar production facility in China for which we have recently secured a key approval of the Chinese government’s National Development and Reform Commission. Although we do not yet have final government approval with respect to the China facility and still have commercial elements to finalize with the proposed joint venture participants, we presently expect both aspects of this project to be completed during 2010. We currently anticipate that the total cost of funding the construction and working capital needs of the new RTL production facility in the Philippines will be approximately $117 million and that our equity contribution for the planned joint venture in China will be approximately $25 million. We intend to use the proceeds from this offering primarily to fund the construction and working capital needs of the Philippines facility and to fund the investment in the China joint venture. See “Use of Proceeds.”

Markets and Customers

Our U.S. segment primarily supplies the major, and many of the smaller, cigarette manufacturers in North America, and also has significant sales in South America. The customer base for the U.S. operations consists of more than 160 customers in approximately 40 countries. Our French segment relies predominantly on worldwide exports, primarily to western and eastern Europe, Asia (in part through our Philippine and Indonesian manufacturing facilities) and, in lesser but substantial amounts, to Africa, the Middle East and Australia. The customer base for our French segment consists of a diverse group of approximately 200 customers in more than 70 countries. Our Brazilian segment primarily supplies customers in Latin and South American countries with expanding sales to North America and other export locations. The current customer base of the Brazilian segment consists of the cigarette manufacturers in Brazil, as well as approximately 50 customers in approximately 20 countries outside Brazil. Customers of all three business segments include international tobacco companies, regional tobacco product manufacturers and government monopolies.

Essentially all tobacco-related products manufactured by the U.S., French and Brazilian segments are sold by our marketing, sales and customer service organizations directly to cigarette manufacturers or their designated converters. Most of our U.S. and French segments’ non-tobacco related products, which represent approximately 5% to 7% of each of their respective net sales, are sold on a direct basis. The Brazilian segment’s non-tobacco related products comprise approximately 7% of its net sales, substantially all of which are sold through agents.

Research and Development

As of December 31, 2008, we owned 137 patents and had pending 65 patent applications covering a variety of Cigarette Papers, RTL and processes in the United States, western Europe and several other countries. We believe that such patents, together with our papermaking expertise and technical sales support, have been instrumental in establishing us as the leading worldwide supplier of Cigarette Papers, RTL and reconstituted cigar wrapper and binder made by the papermaking process. Patents have played a central role in establishing us as the world’s leading independent producer of papers used for LIP cigarettes. We employ approximately 50 research personnel in research and laboratory facilities in Spay and Quimperle, France; Santanésia, Brazil; San Pedro, Philippines; and Alpharetta, Georgia. We are dedicated to developing Cigarette Papers, reconstituted tobacco and non-tobacco paper product innovations and improvements to meet the evolving needs of our customers. The development of new components for tobacco products is the primary focus of these research and development functions, including several development projects for our major customers.

Our commitment to research and development has enabled us, for example, to (i) produce high-performance papers designed to run on the high-speed manufacturing machines of our customers, (ii) produce papers to exacting specifications with very high uniformity, (iii) produce cigarette paper with extremely low basis weights, (iv) develop cigarette papers for LIP cigarettes, (v) produce highly porous cigarette and plug wrap papers, (vi) produce cigar wrapper and binder reconstituted tobacco products, in a paper process, matching the specifications of machine-made cigars and (vii) produce papers and reconstituted tobacco products with other specifically engineered properties required for end-product performance attributes. We believe we are in the forefront of the specialty paper manufacturing process, having invested heavily in modern technology, including on-line banding and off-line printing capabilities for LIP cigarette papers and modern paper-slitting equipment. We believe that our commitment to research and development, coupled with our investment in new technology and equipment, has positioned us to take advantage of growth opportunities all around the world.

Summary Selected Financial Data

The following summary selected financial data for the nine months ended September 30, 2009 and 2008 has been derived from our unaudited financial statements and related notes, incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary selected financial data for the years ended December 31, 2006 through December 31, 2008 has been derived from our audited financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The information set forth below is qualified in its entirety by reference to, and therefore should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Exhibit 99.1 to our Current Report on Form 8-K filed on September 17, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, the financial statements and related notes and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Nine Months
	Ended		Year Ended
	September 30,		December 31,
	2009	2008	2008	2007	2006
	(unaudited)
	(dollars in millions, except per share amounts)

Results of Operations
Net sales	$551.9	$591.0	$767.9	$714.8	$655.2
Cost of products sold	414.0	514.3	664.7	606.7	571.1
Gross profit	137.9	76.7	103.2	108.1	84.1
Nonmanufacturing expenses	56.1	49.0	64.2	66.2	57.7
Restructuring & impairment expenses	40.5	8.3	22.1	24.0	21.1
Operating profit	41.3	19.4	16.9	17.9	5.3
Net income	24.9	7.7	0.9	11.4	3.3
Net income attributable to noncontrolling interest	—	0.2	0.2	8.0	4.1
Net income (loss) attributable to the Company	24.9	7.5	0.7	3.4	(0.8)
Net income (loss) per share:
Basic	$1.62	$0.48	$0.04	$0.22	$(0.05)
Diluted	$1.59	$0.48	$0.04	$0.22	$(0.05)
Cash dividends declared and paid per share	$0.45	$0.45	$0.60	$0.60	$0.60
Other Non-GAAP Financial Data
Adjusted operating profit(1)	81.8	27.7	39.0	41.9	26.4
Adjusted net income per diluted share(1)	$3.29	$0.83	$0.97	$1.20	$0.83
Adjusted EBITDA(1)	$108.5	$55.8	$73.2	$75.0	$58.0
Percent of Net Sales
Gross profit	25.0%	13.0%	13.4%	15.1%	12.8%
Nonmanufacturing expenses	10.2%	8.3%	8.4%	9.3%	8.8%
Financial Position
Capital spending	$7.7	$30.0	$35.3	$47.7	$9.6
Depreciation	27.7	31.2	41.0	39.9	40.7
Total Assets	747.6	765.4	728.7	775.0	697.1
Total Debt	133.5	169.4	179.8	100.9	97.3

(1)	Adjusted operating profit, adjusted net income per share and adjusted EBITDA are non-GAAP financial measures that exclude restructuring and impairment charges incurred in the United States, France and Brazil. We believe that an investor’s understanding of our financial performance is enhanced by disclosing financial measurements without restructuring expenses and related impairment charges as a reasonable basis for comparison of our ongoing results of operations. A reconciliation of adjusted operating profit, adjusted net income per share and adjusted EBITDA to their respective comparable GAAP financial measures follows (dollars in millions, except per share amounts):

	Nine Months
	Ended		Year Ended
	September 30,		December 31,
	2009	2008	2008	2007	2006
	(unaudited)

Reconciliation of adjusted operating profit to operating profit:
Operating profit	$41.3	$19.4	$16.9	$17.9	$5.3
Plus: restructuring and impairment expense	40.5	8.3	22.1	24.0	21.1

Adjusted operating profit	$81.8	$27.7	$39.0	$41.9	$26.4
Reconciliation of adjusted net income (loss) per share to net income (loss) per share:
Diluted net income (loss) per share	$1.59	$0.48	$0.04	$0.22	$(0.05)
Plus: restructuring and impairment expense per share	1.70	0.35	0.93	0.98	0.88

Adjusted net income per diluted share	$3.29	$0.83	$0.97	$1.20	$0.83
Reconciliation of adjusted EBITDA to net income (loss) attributable to the Company:
Net income (loss) attributable to the Company	$24.9	$7.5	$0.7	$3.4	$(0.8)
Plus: interest expense	4.1	8.3	10.5	5.9	5.5
Plus: tax provision (benefit)	10.6	—	(1.9)	0.5	(4.2)
Plus depreciation and amortization	32.7	36.1	47.4	39.2	38.2
Less: amortization of deferred revenue	(4.3)	(4.6)	(5.8)	(6.0)	(5.9)
Plus: noncontrolling interest in earnings of subsidiaries	—	0.2	0.2	8.0	4.1
Plus: restructuring and impairment expense	40.5	8.3	22.1	24.0	21.1

Adjusted EBITDA	$108.5	$55.8	$73.2	$75.0	$58.0

THE OFFERING

Common stock offered by us	1,800,000 shares of common stock

Common stock to be outstanding after this offering(1)	17,425,393 shares of common stock

Underwriters’ option to purchase additional shares from us	270,000 shares of common stock

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering, based on an assumed public offering price of $59.91 (the last reported sale price of our common stock on the New York Stock Exchange on November 6, 2009), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $102.1 million (or approximately $117.5 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from the offering for general corporate purposes, including funding of the construction and working capital needs of a new production facility in the Philippines and funding of the Company’s equity contribution for a planned joint venture in China. Pending such uses, we intend to use a portion of the net proceeds to reduce outstanding indebtedness under our revolving credit facilities and will invest the remaining net proceeds in interest-bearing money market, time deposit or investment grade securities.

NYSE listing symbol	“SWM”

(1)	The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at September 30, 2009.

Unless we specifically state otherwise, the information in this prospectus supplement:

•	does not take into account the sale of up to 270,000 shares of common stock that the underwriters have the option to purchase from us; and

•	excludes 439,617 shares of common stock issuable upon exercise of outstanding options and 36,073 shares issuable upon redemption of stock units under the director’s deferred compensation plan, which units can be redeemed in the form of cash or common stock at the director’s election, and performance based share awards that represent long-term incentive compensation earned under our restricted stock plan.

USE OF PROCEEDS

We estimate the net proceeds from the sale of common stock in this offering, based on an assumed public offering price of $59.91 (the last reported sale price of our common stock on the New York Stock Exchange on November 6, 2009), after deducting underwriting discounts and estimated offering expenses, will be approximately $102.1 million (or approximately $117.5 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from the sale of our common stock in this offering for general corporate purposes, including funding the construction and working capital needs of a new RTL production facility in the Philippines that is expected to have 30,000 metric tons of capacity and funding the Company’s equity contribution for a planned joint venture in China. Pending such use, we intend to use approximately $26.6 million of the net proceeds to reduce outstanding balances under our credit agreement and will invest the remaining net proceeds from the offering in interest-bearing money market accounts, time deposits or investment grade securities. We currently anticipate that the total cost of funding the construction and working capital needs of the new RTL production facility in the Philippines will be approximately $117 million and that our equity contribution for the planned joint venture in China will be approximately $25 million. In addition to the net proceeds from this offering, we intend to use cash from operations and borrowings under our credit agreement to fund these costs.

Our current credit agreement, which matures in July 2012, includes both a U.S. dollar revolving credit facility (the “U.S. Revolver”) and a euro revolving credit facility (the “Euro Revolver”). Under the credit agreement, interest rates are at market rates, based on the London Interbank Offered Rate for U.S. dollar borrowings and the Euro Interbank Offered Rate for euro borrowings, plus an applicable margin that varies from 0.35% to 0.75% per annum depending on our “net debt” to “adjusted EBITDA” ratio, each as defined in the credit agreement. As of September 30, 2009, the interest rates for U.S. dollar borrowings and euro borrowings were 0.6% and 0.8%, respectively. We intend to repay approximately $12.0 million and $14.6 million, respectively, of the outstanding balances under the U.S. Revolver and the Euro Revolver with the net proceeds from this offering.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS PAID

Our common stock is listed and traded on the NYSE under the symbol “SWM.” As of September 30, 2009, there were 15,625,393 shares of our common stock outstanding, held by 3,017 stockholders of record. The following table sets forth for the periods indicated the range of the high and low reported sales prices of our common stock on the NYSE, and the cash dividends declared per share. On November 6, 2009, the last reported sale price of our common stock on the NYSE was $59.91 per share.

			Dividends
	High	Low	Per Share

2009
Fourth Quarter (through November 6, 2009)	$60.27	$49.08	$0.15	(1)
Third Quarter	57.28	27.47	0.15
Second Quarter	27.99	18.07	0.15
First Quarter	23.22	12.65	0.15

2008
Fourth Quarter	$20.53	$13.08	$0.15
Third Quarter	21.63	14.83	0.15
Second Quarter	24.50	16.22	0.15
First Quarter	26.55	21.81	0.15

2007
Fourth Quarter	$28.76	$23.59	$0.15
Third Quarter	31.74	20.57	0.15
Second Quarter	31.92	25.65	0.15
First Quarter	27.13	22.85	0.15

(1)	On November 3, 2009, we announced a cash dividend of $0.15 per share payable on December 28, 2009 to stockholders of record as of November 23, 2009. Therefore, purchasers of common stock in this offering who are stockholders of record on November 23, 2009 will be entitled to receive this dividend.

DIVIDEND POLICY

We have declared and paid cash dividends on our common stock every fiscal quarter since the second quarter of 1996 and we currently expect to continue to pay quarterly dividends. Our credit agreement covenants require that we maintain certain financial ratios, as disclosed in the notes to consolidated financial statements included as part of Exhibit 99.1 to our Current Report on Form 8-K filed on September 17, 2009, none of which, under normal business conditions, materially limits our ability to pay such dividends. We will continue to assess our dividend policy in light of our cash generation, debt levels and ongoing requirements for cash to fund operations and to pursue possible strategic opportunities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at September 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis after giving effect to the completion of this offering and the anticipated use of the net proceeds, which is estimated using the last reported sale price of our common stock on the NYSE on November 6, 2009 of $59.91.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto for the year ended December 31, 2008 included as part of Exhibit 99.1 to our Current Report on Form 8-K filed on September 17, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which are incorporated by reference in this prospectus supplement.

	As of September 30, 2009
		As
	Actual	Adjusted
	(dollars in millions,
	except share data)

Cash and cash equivalents	$6.8	$82.3	(1)

Long-term debt (including current portion):
Credit Agreement
U.S. Revolver	$75.0	$63.0	(1)
Euro Revolver	36.5	21.9	(1)
French Employee Profit Sharing	11.1	11.1
Other	10.9	10.9

Total Debt	133.5	106.9

Stockholders’ equity:
Common stock, par value $0.10 per share; 100,000,000 shares authorized; issued 16,383,743 shares and outstanding 15,625,393 shares, net of treasury shares of 758,350 (actual), and issued 18,183,743 shares and outstanding 17,425,393 shares, net of treasury shares of 758,350 (as adjusted)	1.6	1.8
Additional paid-in capital	78.9	180.8
Treasury stock, at cost 758,350 shares (actual) and 758,350 shares (as adjusted)	(14.0)	(14.0)
Retained earnings	273.9	273.9
Accumulated other comprehensive income, net of tax	3.1	3.1

Total stockholders’ equity	343.5	445.6

Total capitalization	$477.0	$552.5

(1)	Reflects the repayment of approximately $26.6 million under our credit agreement and the investment of the remaining net proceeds as described under “Use of Proceeds” pending their use for general corporate purposes, including our proposed RTL expansion projects.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock purchased in this offering.

As used herein, “non-U.S. holders” are beneficial owners of the shares of our common stock purchased in this offering (other than entities or arrangements that are treated as partnerships for United States federal income tax purposes) that are not U.S. holders. “U.S. holders” are beneficial owners of the shares of our common stock purchased in this offering that are, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. We cannot assure a prospective holder that a change in law will not significantly alter the tax considerations that we describe in this summary. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not address the United States federal income tax consequences applicable to a non-U.S. holder that is subject to special treatment under the United States federal income tax laws. For example, it does not deal with special classes of holders, such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, certain U.S. expatriates, dealers in securities or currencies or tax-exempt investors. This summary is limited to holders that hold our common stock as a capital asset within the meaning of Section 1221 of the Code, generally, property held for investment purposes. It also does not discuss the shares of our common stock purchased in this offering held as part of a hedge, straddle, conversion, “synthetic security” or other integrated transaction. This summary also does not address the tax consequences to stockholders or beneficiaries of a holder of such shares of common stock. Further, it does not include any description of any alternative minimum tax consequences

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its own tax advisors.

Each prospective purchaser of our common stock should consult its own tax advisor concerning the particular United States federal income and estate tax consequences to such purchaser of the ownership and disposition of the common stock, as well as the consequences to such purchaser arising under the laws of any other taxing jurisdiction.

Distributions

If distributions are paid on shares of our common stock, the distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent a distribution exceeds our current or accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain from the sale or exchange of the common stock, the treatment of which is described below under the section entitled “— Gain on Disposition of Common Stock.” Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If the dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment), the dividends will not be subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefit of an applicable treaty rate or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income, or such successor forms as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. A non-U.S. holder of our common stock generally may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to United States federal income tax and withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the non-U.S. holder beneficially owns, or owned at any time during the five-year period ending on the date of disposition, more than 5% of the Company’s common stock, is not eligible for any treaty exemption, and we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale in the same manner as a U.S. person as defined under the Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting and backup withholding (currently at a 28% rate) may apply to dividends paid with respect to our common stock and to proceeds from the sale, exchange or other disposition of our common stock. In certain circumstances, non-U.S. holders may avoid information reporting and backup withholding if they certify under penalties of perjury as to their status as non-U.S. holders or otherwise establish an exemption and certain other requirements are met. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the Internal Revenue Service.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ALL TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF ANY CHANGES THEREIN.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Goldman, Sachs & Co. is the representative of the underwriters. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares

Goldman, Sachs & Co.
SunTrust Robinson Humphrey, Inc.
Davenport & Company LLC
Oppenheimer & Co. Inc.

Total	1,800,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 270,000 shares from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 270,000 additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The Company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus supplement to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment to the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In the State of Israel, the common stock offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)	an entity, other than an entity formed for the purpose of purchasing common stock in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the common stock offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus supplement and the accompanying prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $340,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

VALIDITY OF SHARES

The validity of the common stock offered hereby will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, on or after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement and the accompanying prospectus (other than, in each case unless otherwise indicated, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a) Annual Report on Form 10-K for the year ended December 31, 2008 (retrospectively adjusted by our Current Report on Form 8-K as filed with the SEC on September 17, 2009 for the adoption of SFAS 160 and FSP No. EITF 03-6-1);

(b) The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2008 from our definitive proxy statement on Schedule 14A, filed with the SEC on March 6, 2009;

(c) Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009; and

(d) Current Reports on Form 8-K filed on January 6, 2009, January 22, 2009, April 21, 2009 (solely with respect to Item 2.05 included therein and as amended by our Current Report on Form 8-K/A filed on July 28, 2009), May 12, 2009, September 11, 2009, September 17, 2009 and November 9, 2009.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing:

Investor Relations Department
Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, GA 30022-8246
Telephone: (800) 514-0186
E-mail Address: investors@swm-us.com

The accompanying prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act. Neither this prospectus supplement nor the accompanying prospectus contains all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s Public Reference Room or on our website at www.schweitzer-mauduit.com. Information contained on our website is not and should not be deemed a part of this prospectus supplement, the accompanying prospectus or any other report or filing filed with the SEC. Our statements in this prospectus supplement about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

Prospectus
SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

COMMON STOCK

We may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time any shares of common stock are offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering.

You should carefully read this prospectus and any supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “SWM.” On November 6, 2009, the last reported sale price of our common stock on the NYSE was $59.91 per share.

Investing in our common stock involves risks.  Please refer to the “Risk Factors” section beginning on page 1 of this prospectus before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell the common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “we,” “us,” “our,” “SWM,” “Schweitzer-Mauduit,” and “Company” refer to Schweitzer-Mauduit International, Inc. and, unless the context otherwise requires, its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference contain forward-looking statements. These forward-looking statements include those in the “Outlook” and “Critical Accounting Policies and Estimates” sections in our Annual Report on Form 10-K, and our other statements regarding our expectations elsewhere in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of our Form 10-K and elsewhere. They also include statements containing “expect,” “anticipate,” “project,” “appears,” “should,” “could,” “may,” “typically” and similar words. Actual results may differ materially from the results suggested by these statements for a number of reasons, including those set forth below under the caption “Risk Factors.”

RISK FACTORS

An investment in the shares of common stock offered pursuant to this prospectus involves risks. Before acquiring any such shares, you should carefully consider the risk factors in any prospectus supplement as well as risk factors incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and each subsequently filed Annual Report on Form 10-K or Quarterly Report on Form 10-Q, the other information contained or incorporated by reference in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our business can be impacted by governmental actions relating to tobacco products.

In 2008, more than 90% of our net sales were from products used by the tobacco industry in making cigarettes or other tobacco products. Governments around the world, particularly in the United States and western Europe, increasingly are regulating the advertising, promotion, sale and use of tobacco products as a result of reports and speculation with respect to the possible harmful physical effects of cigarette smoking, second-hand smoke and use of tobacco products. In addition, tobacco products are heavily taxed in many jurisdictions, and U.S. healthcare legislation — the U.S. State Children’s Health Insurance Program, known as SCHIP legislation — passed into law in January 2009 significantly raised federal excise taxes on all tobacco products. Cigarette consumption in the United States and western Europe has declined, in part due to these actions, which, in turn, have decreased demand for our products in these regions. In addition, litigation is pending against the major manufacturers of consumer tobacco products seeking damages for health problems allegedly resulting from the use of tobacco in various forms. It is not possible to predict the outcome of such litigation or what effect adverse developments in pending or future litigation may have on the tobacco industry or its demand for our products, but in the past, increases in taxes and litigation have adversely affected demand. Legislation also was recently adopted in the U.S. that expands the regulatory jurisdiction of the Federal Food and Drug Administration to include tobacco products, and product component disclosure regulations, commonly known as REACH, are being implemented in the European Union. The impact of these legislative initiatives on the production and sale of our and our customers’ products is not presently known.

Our technological advantages are unlikely to continue indefinitely.

We consider our intellectual property and patents to be a material asset. We have been at the forefront of developing new products and technology within our industry and have patented several of our innovations, particularly with regard to cigarette paper used to produce lower ignition propensity (“LIP”) cigarettes. This has enabled us to sell more products, and to sell products at higher margins, than we otherwise would have been able to sell. Presently, we are seeing evidence of increasing efforts by our competitors to develop and sell competitive products. Over time, we expect our competitors to develop competitive products or to license our innovations. Ultimately, our patents will expire. As we expand our production of LIP papers and RTL to more locations and countries, the risk of the loss of proprietary trade secrets will increase, and any significant loss would result in the loss of the competitive advantages provided by such trade secrets. While we cannot predict the impact of these trends and eventualities, they likely will be to reduce our sales and margins from the levels that we otherwise would have achieved.

Effectively policing our domestic and international intellectual property and patent rights is costly and may not be successful.

Our portfolio of granted patents varies by country, which could have an impact on any competitive advantage provided by patents in individual markets. We rely on patent, trademark, and other intellectual property laws of the United States and other countries to protect our intellectual property rights. In order to maintain the benefits of our patents, we may be required to enforce certain of our patents against infringement through court actions. However, we may be unable to prevent third parties from using our intellectual property or infringing on our patents without our authorization, which may reduce any competitive advantage we have developed. If we have to litigate to protect these rights, any proceedings could be costly, time consuming, could divert management resources, and we may not prevail. We cannot guarantee that any United States or foreign patents, issued or pending, will continue to provide us with any competitive advantage or will not be successfully challenged by third parties. We do not believe that any of our products infringe the valid intellectual property rights of third parties. However, we may be unaware of intellectual property rights of others that may cover some of our products or services. In that event, we may be subject to significant claims for damages. Effectively policing our intellectual property and patents is time consuming and costly, and the steps taken by us may not prevent infringement of our intellectual property, patents or other proprietary rights in our products, technology and trademarks, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

Our financial performance can be significantly impacted by the cost of raw materials and energy.

Raw materials are a significant component of the cost of the paper that we manufacture. The cost of wood pulp, which is the largest component of the raw materials that we use, is highly cyclical and can be more volatile than general consumer or producer inflationary changes in the general economy. For instance, during the period from January 2006 through December 2008, the U.S. list price of northern bleached softwood kraft pulp, or NBSK, a representative pulp grade that we use, ranged from a low of $655 per metric ton in January 2006 to a high of $885 per metric ton in August 2008. We periodically enter into agreements with customers under which we agree to supply products at fixed prices. As a consequence, unanticipated increases in the costs of raw materials can significantly impact our financial performance. Even where we do not have fixed-price agreements, we generally cannot pass through increases in raw material costs in a timely manner and in many instances are not able to pass through the entire increase to our customers.

Paper manufacturing is energy-intensive. In France and in the United States, availability of energy generally is reliable, although prices can fluctuate significantly based on variations in overall demand. Western

Europe is becoming increasingly dependent on energy supplies from the Commonwealth of Independent States, which in the past has demonstrated a willingness to restrict or cut off supplies of energy to certain customers. The volume of oil or gas flowing through pipeline systems that ultimately connect to western Europe also has been cut off or restricted in the past, and such actions also have the capability of adversely impacting the supply of energy to western Europe. In Brazil, where production of electricity is heavily reliant upon hydroelectric plants, availability of electricity can be, and has in the past been, affected by rain variations. Although our Brazilian business currently has a sufficient supply of energy to continue its current level of operation there can be no assurance that we will have sufficient supply in the future. Due to the competitive pricing for most of our products, we typically are unable to fully pass through higher energy costs to our customers. Periodically, when we believe it is advantageous to do so, we enter into agreements to procure a portion of our energy for future periods in order to reduce the uncertainty of future energy costs. However, in recent years this has only marginally slowed the increase in energy costs due to the volatile changes in energy prices we have experienced.

Because of the geographic diversity of our business, we are subject to a range of international risks.

We have manufacturing facilities in six countries, and sell products in over 90 countries, many of which are emerging and undeveloped markets. Both our manufacturing operations and our sales, depending on their location, are subject to various international business risks, including:

•	Foreign countries can impose significant tax and other regulatory restrictions on business, including limitations on repatriation of profits and proceeds of liquidated assets. While we evaluate our overall financing plans in the various jurisdictions in which we operate and attempt to manage international movements of cash from and amongst our foreign subsidiaries in a tax-efficient manner, unanticipated international movement of funds due to unexpected changes in our business or in the needs of the business could result in a material adverse impact on our financial condition or results of operations.

•	We are exposed to changes in foreign currency exchange rates. We utilize a variety of practices to manage this risk, including operating and financing activities and, where considered appropriate, derivative instruments. All derivative instruments we use are either exchange traded or entered into with major financial institutions in order to reduce credit risk and risk of nonperformance by third parties. However, as recent conditions in the financial markets have demonstrated, counterparty risk cannot be eliminated and there can be no assurance that our efforts will be successful.

•	Changes in foreign currency exchange rates also impact the amount reported in other income (expense), net. For instance, when a non-local currency receivable or payable is not settled in the period in which it is incurred, we are required to record a gain or loss, as applicable, to reflect the impact of any change in the exchange rate as of the end of the period. We also have to reflect the translation rate impact on the carrying value of our foreign assets and liabilities as of the end of each period, which is recorded as Unrealized Translation Adjustment in Other Comprehensive Income.

•	We are exposed to global as well as regional macroeconomic and microeconomic factors, which can affect demand and pricing for our products; unsettled political and economic conditions; expropriation; import and export tariffs; regulatory controls and restrictions; and inflationary and deflationary economies.

•	We participate in a joint venture in China that sells our products primarily to Chinese tobacco companies and expect to build a new reconstituted tobacco mill in China. Operations in China entail a number of risks including the need to obtain operating and other permits from the government and to operate within an evolving legal and economic system.

We are dependent upon the availability of credit, and changes in interest rates can impact our business.

We supplement operating cash flow with bank borrowings under a credit agreement with a syndicate of banks led by Societe Generale Group that expires in July 2012. To date, we have been able to access credit when needed and on commercially reasonable terms. However, deterioration of credit markets could have an adverse impact on our ability to negotiate new credit facilities. Constraints on the availability of credit, or the unavailability of credit at reasonable interest rates, would negatively impact our business.

Our credit facility contains financial covenants that we have historically fulfilled, and we do not presently anticipate any events that would impair our ability to meet those covenants in the future. However, in the event of material unforeseen events that impact on our financial performance, particularly during a time when we have material amounts of debt, a situation could arise where we are unable to fully draw from our existing credit facility notwithstanding that there is otherwise available capacity.

We have a combination of variable- and fixed-rate debt consisting of short-term and long-term instruments. We selectively hedge our exposure to interest rate increases on our variable rate long-term debt when we believe that it is practical to do so. We utilize various forms of interest rate hedge agreements, including interest rate swap agreements and forward rate agreements, generally with contractual terms no longer than 24 months. There can be no certainty that our hedging activities will be successful or fully protect us from interest rate exposure.

Seasonality can impact our business.

Sales of our products in the United States, Europe and Brazil are subject to seasonal fluctuations. In the United States and Europe, customer shutdowns typically occur in July and December and historically have resulted in reduced net sales and operating profit during those two months. Additionally, our mills occasionally shut down equipment to perform additional maintenance during these months, resulting in higher product costs, higher maintenance expenses and reduced operating profit. In Brazil, customer orders are typically lower in December due to a holiday season during much of January and February. As an increasing percentage of our total production capacity and product sales become Asian and southeast Asian based, we will become increasingly subject to seasonal fluctuations that reflect the holiday periods in those regions.

We face competition from several capable and established competitors.

Our three largest competitors are delfortgroup AG, Julius Glatz GmbH and Miquel y Costas. All three primarily operate from modern and cost-effective mills in western Europe and are capable and long-standing suppliers to the tobacco industry. Further, two, delfort and Glatz, are privately held and the third, Miquel y Costas, is a closely held public company. Thus their financial results and other business developments and strategies are not disclosed to the same extent as ours, which provides them some advantage in dealing with customers. Given our mutual concentration in western Europe, which is a declining market and has labor laws that make reducing capacity expensive and slow, excess capacity exists and therefore price competition is acute. All three have good relationships with the multinational cigarette companies, as does the Company. The multinational cigarette companies have been known to use these close relationships to support development of competitive products and facilities, especially when confronted with high value new technologies such as porous plug wrap in the past and potentially LIP today. As a result of the foregoing, the Company primarily faces selling price, sales volume and new product risks from its existing competitors. Currently, fine papers used to produce cigarettes are not exported from available capacity in China to western multinational cigarette companies due to government monopoly control over these producers. Should conditions change in this regard, capacity that currently is operating in China would present a risk to our competitive position in the developed world. In the RTL market, demand is a function of smoke delivery regulations, the cigarette manufacturer’s desire for a uniform and consistent product and the cost of recycling the tobacco by-product scraps relative to the cost of virgin tobacco products. The enhanced capabilities provided by RTL in the area of product design and regulatory compliance are becoming more important to the end-user.

We are dependent upon a small number of customers for a significant portion of our sales. The loss of one or more of these customers could have a materially adverse effect on our business.

Five customers accounted for over 60% of our net sales in 2008. The loss of one or more of these customers, or a significant reduction in their purchases, could have a material adverse effect on our results of operations and financial results. In addition, significant consolidation has occurred among our customers, thereby increasing our dependence upon a fewer number of customers and increasing the negotiating leverage of the customers that survive. Adverse results in the negotiation of any of our significant customer contracts, the terms of which are typically negotiated every one to three years, could significantly impact our financial performance. We are presently the sole supplier of banded cigarette papers for use in LIP cigarettes to Philip Morris-USA for its U.S. requirements under a long-term supply agreement. This supply agreement is a cost plus arrangement, and Philip Morris-USA has advised us that it disagrees with the manner in which we have determined one aspect of the cost of this product as invoiced in the second and third quarters of 2009. Philip Morris-USA has exercised its contract right to have an independent party audit our cost calculation. We have provided Philip Morris-USA with the support for our calculation and confirmed that it was done in accordance with methodology consistently applied over the life of the supply agreement and in accordance with its terms. We anticipate that this matter could result in litigation between Philip Morris-USA and us. As of September 30, 2009, the amount disputed was approximately $3 million to $4 million.

Our business is subject to various environmental risks.

Our mills are subject to significant federal, state, local and foreign environmental protection laws with respect to air, water and other emissions as well as the disposal of solid waste. We believe we are operating in substantial compliance with these laws and regularly incur capital and operating expenditures in order to assure future compliance. However, these laws may change in the future, which could require changes in our practices or the incurrence of additional capital expenditures, and we may discover aspects of our business that are not in compliance. Violation of these laws can result in the imposition of significant fines and remediation costs. In France, we presently have sufficient authorized capacity for our emissions of carbon dioxide. However, this authorization must be renewed every five years. We cannot predict that we will have sufficient authorized capacity to conduct our operations in France as presently conducted or to do so without having to make substantial capital expenditures in future years. There also is the possibility of regulation of carbon dioxide emissions in the U.S., and legislation to this end has been introduced in Congress. It is not presently possible to assess what, if any, impact such regulations might have on our domestic U.S. operations.

We are a member of a potentially responsible party group (Global PRP Group) that has entered into a settlement with the State of New Jersey concerning the remediation of a landfill site in Middlesex County, New Jersey. We have established a reserve of less than $0.1 million that we believe is adequate to cover our liability, but we remain exposed to changes in the State’s requirements and in the estimated costs to complete the remediation in accordance with the settlement terms. In 2008, we received an invitation to participate in the remediation of contamination allegedly identified at a mill complex in Elizabeth, New Jersey that was formerly owned and operated by Kimberly-Clark Corporation. Under the terms of our spin-off from Kimberly-Clark in 1995, we are obligated to indemnify Kimberly-Clark Corporation from certain exposures related to the past and future liabilities of the business spun-off, which would include the Elizabeth, New Jersey mill. We declined the invitation to participate in the proposed clean-up of this mill pending the provision of information demonstrating our responsibility to do so, which to date has not been provided.

Although we are not aware of any environmental conditions at any of our facilities that could have a material adverse effect on our financial results, as we restructure and close certain facilities in France and in the U.S. that have been operated over the course of many decades, we may be required to perform additional environmental evaluations that could identify items that might require remediation or other action, the nature, extent and cost of which are not presently known.

We are subject to various legal actions and other claims.

We regularly are involved in legal actions and other claims arising in the ordinary course of business. Although we do not believe that any of the currently pending actions or claims will have a materially adverse impact on our business or financial condition, we cannot provide any assurances in this regard. Information concerning some of the actions that currently are pending is contained in Note 15, Commitments and Contingencies, of the Notes to Consolidated Financial Statements for the year ended December 31, 2008 included in our Current Report on Form 8-K filed on September 17, 2009 and in Part I, Item 3, “Legal Proceedings,” in our Annual Report on Form 10-K for the year ended December 31, 2008.

Our expansion plans entail different and additional risks relative to the rest of our business.

We intend to build a new reconstituted tobacco mill in the Philippines that would be owned and operated by one of our wholly-owned subsidiaries and to construct a new reconstituted tobacco mill in China through a joint venture in which one of our subsidiaries would have a 50% ownership interest. Building a new mill is a major construction project and entails a number of risks, ranging from the possibility that the contractors and sub-contractors who are expected to build the facility and supply the necessary equipment do not perform as expected, to the possibility that there will be cost overruns or that design defects or omissions cause the mill to perform at less than projected efficiency or at less than projected capacity. In addition, commencement of production at a new mill is time consuming and requires customer testing and acceptance of the products that are produced. Also, while we anticipate sufficient demand for the mill’s output, there can be no assurances that the expected demand will materialize.

Restructuring activities can significantly impact our business.

We began significant restructuring activities in 2006 and 2007 in France and the United States and during 2007 in Brazil that have become part of an overall effort to improve an imbalance between demand for our products and our paper production capacity as well as improve our profitability and the quality of our products. Restructuring of our existing operations involves issues that are complex, time-consuming and expensive and could significantly disrupt our business.

The challenges involved in executing these restructuring plans include:

•	demonstrating to customers that the restructuring activities will not result in adverse changes in service standards or business focus;

•	consolidating administrative infrastructure and manufacturing operations while maintaining adequate controls throughout the execution of the restructuring;

•	preserving distribution, sales and other important relationships and resolving potential conflicts that may arise;

•	minimizing the diversion of management attention from ongoing business activities;

•	maintaining employee morale and retaining key employees while implementing restructuring programs that often include reductions in the workforce;

•	coordinating and combining operations, which may be subject to additional constraints imposed by collective bargaining agreements and local laws and regulations; and

•	achieving the anticipated levels of cost savings and efficiency as a result of the restructuring activities.

In the aggregate, we have incurred $107.7 million in restructuring and related impairment expenses from 2006 through September 30, 2009, including $57.7 million in cash-related expenses. As a result of actions taken as of September 30, 2009, we expect future payments of approximately $49 million in cash-related restructuring costs through 2011, of which approximately $16 million of additional cash-related restructuring expense will be recorded over the remaining service period of the affected employees.

One portion of our business is dependent upon a single mill.

Sales of reconstituted tobacco leaf products represent a substantial portion of our revenues. We presently produce reconstituted tobacco leaf at only one facility located in France. Although reasonable measures have been taken to minimize the risk of a casualty event at this facility, its loss or the interruption of operations for a significant length of time could have a material adverse effect on our business. This risk will be further reduced once the planned facility to be constructed in the Philippines is completed and in operation. Our RTL business is also subject to competitive risk from lower cost natural tobacco.

ABOUT SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

Schweitzer-Mauduit International, Inc. is a multinational producer of premium specialty papers headquartered in the United States of America and is the world’s largest supplier of fine papers to the tobacco industry with an estimated market share of 25% globally, or 36% of the world market excluding largely self-sufficient China. We are also the sole independent global supplier of reconstituted tobacco leaf, or “RTL,” used in producing tobacco products. Our primary products include cigarette paper, plug wrap paper and base tipping paper, or “Cigarette Papers,” used to wrap various parts of a cigarette, RTL, which is used as a blend with virgin tobacco in cigarettes, and reconstituted tobacco wrappers and binders for use in machine-made cigars. Among our Cigarette Papers, we offer lower ignition propensity, or “LIP,” cigarette papers that enable the design of cigarettes that self-extinguish when not actively being smoked.

We conduct our business in over 90 countries and sell our products directly to the major global tobacco companies or to their designated converters in the Americas, Europe, Asia and elsewhere. Our customer base includes the world’s major tobacco companies including Phillip Morris International, Phillip Morris USA, British American Tobacco, Japan Tobacco and Imperial Tobacco Group PLC. We have long-standing relationships with the majority of our top customers, many of which have been customers for multiple decades. We currently operate 10 production facilities worldwide including mills in the United States, Canada, France, Brazil, the Philippines, Indonesia and China. In addition, we recently announced our intention to construct a new, wholly owned RTL production facility in the Philippines as well as a new RTL production facility in China through a joint venture.

Our principal executive offices are located at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022-8246, and our telephone number is 1-800-514-0186. We maintain a website at www.schweitzer-mauduit.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

USE OF PROCEEDS

Except as may be otherwise set forth in any applicable prospectus supplement accompanying this prospectus, we plan to use the net proceeds we receive from sales of the shares offered by this prospectus for general corporate purposes. These could include, among others, capital expenditures; the repayment of debt; investment in subsidiaries; additions to working capital; the repurchase, redemption or retirement of securities, including shares of our common or preferred stock; acquisitions and other business opportunities.

DESCRIPTION OF CAPITAL STOCK

General Matters

The following description of our capital stock and the relevant provisions of our certificate of incorporation and amended and restated by-laws are summaries thereof and are qualified by reference to our certificate of incorporation and amended and restated by-laws, which we have previously filed with the SEC.

The Company has two authorized classes of capital stock under its certificate of incorporation consisting of 100,000,000 shares of common stock, $.10 par value per share, and 10,000,000 shares of preferred stock, $.10 par value per share. As of September 30, 2009, there were 15,625,393 shares of common stock outstanding. None of the preferred stock is issued or outstanding.

Common Stock

Subject to the prior rights of the holders of any preferred stock which may hereafter be issued, holders of common stock are entitled (i) to receive such dividends as may be declared by our board of directors from funds legally available therefor, and (ii) upon any liquidation of the Company, to receive a pro rata share of assets available for distribution to stockholders. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no redemption, conversion or sinking fund provisions applicable to the common stock, and the holders of common stock do not have any preemptive rights. The shares of common stock outstanding or held in the Company’s treasury are fully paid and nonassessable.

Preferred Stock

The preferred stock is issuable from time to time in one or more series, for such consideration and with such distinctive serial designations, dividend rates, redemption prices, liquidation rights, conversion rights, if any, voting rights, if any, sinking fund provisions, if any, dividend preferences, if any, and other special rights and qualifications, limitations or restrictions, all as may be determined by our board of directors consistent with our certificate of incorporation and with the laws of the State of Delaware.

Preferred Stock Purchase Rights

General

Our board of directors declared a dividend of one preferred share purchase right, referred to as a right, for each outstanding share of common stock outstanding as of November 6, 1995, and on each share of common stock issued thereafter until the distribution date, described below. As a result, since such date, each share of common stock that has been issued and each share of common stock that is issued prior to the distribution date, including those issued in this offering, has and will have a right attached to it, so that all of our outstanding shares of common stock have attached rights, until the distribution date.

Each right entitles its registered holder to purchase one one-hundredth of a share of our Series A preferred stock at a price of $65.00 per each one one-hundredth (100th) of a share, subject to adjustment in certain circumstances. Because of the nature of the dividend, liquidation and voting rights of the Series A preferred stock, the value of the one one-hundredth interest in a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

The description and terms of the rights are set forth in an Amended and Restated Rights Agreement between us and American Stock Transfer & Trust Company, LLC, as rights agent, a copy of which has previously been filed by us with the SEC. The following description of the rights does not purport to be complete and is qualified in its entirety by reference to that agreement.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired beneficial ownership of 15% or more of our outstanding common stock or (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock, the earlier of such dates being called the “distribution date,” each right is evidenced by the stock certificate of the share of common stock to which such right is attached.

The rights are not exercisable until the distribution date and they expire on October 1, 2010, unless such date is extended or unless they are earlier redeemed or exchanged by us, in each case as described below.

The terms of the rights may be amended by our board without the consent of the holders of the rights, including an amendment to lower thresholds described above within certain designated parameters.

Until a right is exercised, its holder, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

The rights have certain anti-takeover effects as described below. The rights may cause substantial dilution to a person or group that attempts to acquire our company upon terms not approved by our board of directors, and under certain circumstances the rights beneficially owned by such a person or group may become void. The rights should not interfere with any merger or other business combination which is approved by our board, since it may redeem the then outstanding rights as discussed below.

Anti-dilution adjustments

The purchase price payable and the number of shares of Series A preferred stock or other securities or property issuable upon exercise of the rights are each subject to adjustment under certain circumstances to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A preferred stock, (ii) upon the grant to holders of the Series A preferred stock of certain rights, warrants or convertible securities exercisable for or convertible into shares of Series A preferred stock at a price that is less than the then-current market price of the Series A preferred stock or (iii) upon the distribution to holders of the Series A preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series A preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-hundredth interests in a share of Series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of our common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

“Poison pill” adjustment

In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person and its affiliates, associates and transferees (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value equal to two times the then exercise price of the right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an acquiring person in a transaction with such acquiring person or group, each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which, at the time of the transaction has a market value equal to two times the exercise price of the right. In each case, there are exceptions for transactions that have received the prior approval of our board of directors.

Our right to exchange

At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of our outstanding shares of common stock, our board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A preferred stock (or of a share of our preferred stock having equivalent rights, preferences and privileges), per right, subject to adjustment.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional shares of Series A preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A preferred stock on the last trading day prior to the date of exercise.

Our right to redeem

At any time prior to the earlier of (i) the close of business on the tenth day following the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding shares of common stock, or (ii) October 1, 2010, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash or shares of common stock. The redemption of the rights may be made effective at such time, on such basis, and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise them will terminate and the only remaining right of the holders with respect thereto will be to receive the redemption price.

Anti-Takeover Effects of Delaware Law

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit us from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by our board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; or

•	on or subsequent to such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Schweitzer-Mauduit and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation provides, generally, that a director of Schweitzer-Mauduit will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our amended and restated by-laws provide for indemnification by Schweitzer-Mauduit of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Schweitzer-Mauduit, or at the request of Schweitzer-Mauduit, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our amended and restated by-laws also provide that, to the extent authorized from time to time by our board of directors, Schweitzer-Mauduit may provide indemnification to any one or more employees and other agents of Schweitzer-Mauduit to the extent and effect determined by our board of directors to be appropriate and authorized by the Delaware General Corporation Law. Our amended and restated by-laws also permit us to purchase and maintain insurance for the foregoing, and we currently have and expect to maintain such insurance. We have also entered into indemnification agreements with each of our current directors and executive officers. The indemnification agreements provide that we indemnify each of our directors and executive officers to the fullest extent permitted by Delaware General Corporation Law. The indemnification agreements also provide that we maintain a minimum level of insurance coverage for claims against our directors and executive officers and that we pay our directors’ and executive officers’ expenses relating to claims against them in advance.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “SWM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

PLAN OF DISTRIBUTION

At the time of offering any shares, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those shares.

We may sell shares:

•	through underwriters or dealers;

•	directly to one or a limited number of institutional purchasers; or

•	through agents.

Each prospectus supplement with respect to a series of shares will set forth the terms of the offering of those shares, including the name or names of any underwriters or agents, the price of such shares and the net proceeds to us from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which those shares may be listed.

If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer the shares to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell shares either directly to one or more institutional purchasers, or through agents designated by us from time to time. Any agent involved in the offer or sale of the shares will be named, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may engage in transactions with us or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed on for us by Troutman Sanders LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus and the effectiveness of Schweitzer-Mauduit International Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of China Tobacco Mauduit (Jiangmen) Paper Company Ltd. incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any accompanying prospectus supplement (other than, in each case unless otherwise indicated, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a) Annual Report on Form 10-K for the year ended December 31, 2008 (retrospectively adjusted by our Current Report on Form 8-K as filed with the SEC on September 17, 2009 for the adoption of SFAS 160 and FSP No. EITF 03-6-1);

(b) The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2008 from our definitive proxy statement on Schedule 14A, filed with the SEC on March 6, 2009;

(c) Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009; and

(d) Current Reports on Form 8-K filed on January 6, 2009, January 22, 2009, April 21, 2009 (solely with respect to Item 2.05 included therein and as amended by our Current Report on Form 8-K/A filed on July 28, 2009), May 12, 2009, September 11, 2009, September 17, 2009 and November 9, 2009.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing:

Investor Relations Department
Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, GA 30022-8246
Telephone: (800) 514-0186
E-mail Address: investors@swm-us.com

1,800,000 Shares

Schweitzer-Mauduit International, Inc.

Common Stock

Sole Book-Running Manager

Goldman, Sachs & Co.

Co-Managers

SunTrust Robinson Humphrey

Davenport & Company LLC

Oppenheimer & Co.